January 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

RE:	Navios Maritime Partners L.P.

Registration Statement on Form F-3

Filed November 7, 2013

File No. 333-192176

Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Navios Maritime Partners L.P. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-192176) (the “Registration Statement”), so that it may become effective at 4:30 p.m. (Eastern Time) on Wednesday, January 15, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Todd Mason of Thompson Hine LLP at (212) 908-3946 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Partners L.P.

By:	/s/ Efstratios Desypris
Efstratios Desypris
Chief Financial Officer